Exhibit (a)(5)(M)

TELEMAR PARTICIPAÇÕES S.A.

A Publicly-Traded Company in Brazil
CNPJ/MF No. 02.107.946/0001-87

Statement of Material Fact

Further to the statement of material fact released on August 31, 2007, Telemar Participações S.A. (“TmarPart”) hereby informs the public of the following:

(i)  Having obtained the necessary bank financing, TmarPart has officially determined to increase from R$35.09 to R$45.00 the price per share to be paid to the shareholders of its subsidiary Tele Norte Leste Participações S.A. (“Tele Norte Leste”) who tender their shares in the voluntary public tender offer to purchase preferred shares of said company (“Tele Norte Leste Tender Offer”). The total amount of the tender offer financing is up to R$12,700,000,000.00.

(ii)  In compliance with the rules of the U.S. Securities and Exchange Commission (“SEC”), pursuant to which any material changes in the terms of a tender offer must be informed to the public at least 10 (ten) business days prior to the expiration of the offers, the price of R$45.00 above mentioned will not change, and specifically will not be subject to adjustment based on the BTR or during the course of the relevant auction. Accordingly, no more than R$45.00 per share will be paid in the relevant auction.

(iii)  In accordance to the rules referred above, TmarPart is extending the ADS Expiration Time (as defined in the Offer to Purchase dated June 20, 2007) until 10:00 a.m., New York City time on October 10, 2007, and is extending the Share Expiration Time (as defined in the Offer to Purchase) until 6:00 p.m., Brasília time on October 10, 2007, with the auction to occur at 1:15 p.m., Brasilia time, the following day (October 11, 2007). The ADS Expiration Time was set for 10:00 a.m., New York City time on September 24, 2007, and the Share Expiration Time was set for 6:00 p.m., Brasília time on September 24, 2007.

(iv)  As of 5:00 p.m. Eastern on September 20th, 2007, holders of approximately 731,223 ADSs have delivered valid tenders pursuant to the tender offer.

(v)  The content of this statement of material fact is being transmitted simultaneously to the investors Relations Officer of Tele Norte Leste S.A. for release to the shareholders of such company.

(vi)  The Offer to Purchase, Schedule TO, and any amendments thereto and other materials relating to the tender offer in the U.S., including all amendments thereto, may be obtained free of charge at www.sec.gov or by calling the information agent, The Altman Group, at 800.398.2816 (toll-free) in the United States and 201.806.2234 (collect), outside the United States. The materials relating to the tender offer contain important information that should be read carefully before any decision is made with respect to the tender offer. The completion of the tender offer is subject to conditions described in the offer to purchase.

Rio de Janeiro, September 21, 2007

Fábio Schvartsman

Investors Relations Officer